UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 2 April, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Reg. 2002/031431/06
Registered and Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
MEDIA RELEASE:
SIBANYE GOLD ENTERS INTO SECTION 189 DISCUSSIONS REGARDING BEATRIX WEST
SECTION
Westonaria, 02 April 2013: Further to previous announcements made relating to the fire at the Beatrix
West Section, Sibanye Gold wishes to advise shareholders that a consultation process in terms of section 189A of the Labour Relations Act, 66 of 1995 ("LRA") will be entered into with organised labour, the Department of Mineral Resources and other relevant stakeholders in order to consider the options available for the operation.
The Beatrix West Section (previously Oryx Mine) cost R2.6bn to develop, but has always been marginal and to date, has not been able to recover the initial capital spent. A number of initiatives to arrest the production decline and rising costs were implemented by Gold Fields Limited and the Beatrix West
Section was kept operational in the hope that the situation would improve.
On 19 February 2013 an underground fire broke out in the Beatrix West Section, which has resulted in the Beatrix West Section losing 61kg of gold per month, equating to a loss of approximately R28 million in revenue per month. The location of the underground fire has also prevented critical ore reserve development from taking place thus impacting on the sustainability of the Beatrix West Section, and hence the long term future of the operation. The current indications are that the area will be inaccessible until at least the end of June 2014.
Based on a review of the Beatrix West Section it is clear that this situation needs to be addressed and corrective measures will be considered in consultation with stakeholders.
Contact
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
www.sibanyegold.co.za
Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Timothy Cumming* Barry Davison* Rick Menell*
Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi*
Cain Farrel (Corporate Secretary) (*Non-Executive)
Vat No. 473 020 9410

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: April 2, 2013
By:             /s/ Charl Keyter
Name:     Charl Keyter
Title:         Chief Financial Officer